Exhibit 99.4

AstraZeneca strikes $1bn deal to acquire first vaccine company

Financial Times

12.12.23

Hannah Kuchler and Donato Mancini

AstraZeneca has agreed to buy its first vaccine company in a deal worth up to $1.1bn, as the pharma group expands the infectious disease division it set up during the coronavirus pandemic.

The Anglo-Swedish drugmaker said on Tuesday that it had struck a deal for Seattle-based Icosavax, which has a potential vaccine for two common respiratory diseases that can cause severe illness in older adults: respiratory syncytial virus (RSV) and human metapneumovirus (hMPV).

If it succeeds in a phase-3 trial, the vaccine candidate, dubbed IVX-A12, would compete with approved RSV shots from GSK and Pfizer, and potentially one from Moderna. There are currently no treatments or vaccines available to combat hMPV, and no combination vaccines for RSV exist. AstraZeneca said Icosavax had a platform to develop “high potential” vaccines based on a protein virus-like particle.

AstraZeneca already has expertise in RSV, as the drugmaker sells an antibody that protects infants from the disease in partnership with Sanofi. It also markets a nasal flu vaccine. The new deal will add a mid-stage drug to its new vaccine division, the creation of which was first reported by the Financial Times in 2021, for the first time.

Iskra Reic, the head of the drugmaker’s vaccines unit, said in an interview she was “very excited” about the opportunity to provide protection “specifically to the elderly population” for two of the leading causes of hospitalisation. She said data for this season showed more than 300,000 older adults had already been hospitalised for severe respiratory infections.

Reic declined to comment on how much the company would invest in the late-stage trial needed to bring the vaccine to market, saying this depended on a series of factors.

But she said analyst estimates valued the market for the RSV sector at more than $10bn, with the Icosavax vaccine candidate, which has fast-track status from the US Food and Drug Administration, expected to “play an important role”.

Reic, who led an at times fractious relationship with Brussels over the drugmaker’s Covid-19 vaccine, said it would be “difficult” to compare both experiences but noted lessons learned from the pandemic had been embedded into the new vaccines unit.

Adam Barker, head of healthcare equity research at Goodbody, said the deal was “interesting” and that it showed that AstraZeneca’s focus was on several types of diseases. The drugmaker recently announced a deal worth more than $2bn to acquire and develop an oral treatment for obesity.

“I would view this acquisition as potentially the start of a larger [vaccine] franchise and not just a one-off,” said Barker. “That will obviously depend on how the candidates in the pipeline develop.”

The deal is expected to close in the first quarter of next year, AstraZeneca said. London-listed shares in the drugmaker rose by 1.4 per cent in morning trading on Tuesday, while Icosavax surged 45 per cent before the US open.